UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

REUNION INDUSTRIES, INC.
(formerly Reunion Resources Company)
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

761312-10-7
(formerly 761314-10-3)
(CUSIP Number)

IVEY, BARNUM & O’MARA, LLC
through its designated agent,
MELISSA NEIER
170 MASON STREET
GREENWICH, CT  06830
(203) 862-7741
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

SCHEDULE 13D

CUSIP NO. 761312-10-7

(1)	Name of reporting persons	Ivey, Barnum & O’Mara, LLC, through its designated agent, Melissa Neier

(2)	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒

(3)	SEC use only

(4)	Source of funds (see instructions)	OO

(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization	United States

Number of shares beneficially owned by each reporting person with:

(7)	Sole voting power	0

(8)	Shared voting power	105,697

(9)	Sole dispositive power	0

(10)	Shared dispositive power	105,697

(11)	Aggregate amount beneficially owned by each reporting person	105,697

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐

(13)	Percent of class represented by amount in Row (11)	0.6%

(14)	Type of reporting person (see instructions)	OO

SCHEDULE 13D

CUSIP NO. 761312-10-7

REUNION INDUSTRIES, INC. SCHEDULE 13D

This Schedule 13D is filed by Ivey, Barnum & O’Mara, LLC (the “Reporting Person”).

ITEM 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Common Stock"), of Reunion Industries, Inc., a Delaware corporation (“Reunion”).  The principal executive offices of Reunion are located at 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222.

ITEM 2.	Identity and Background.

1.            Ivey, Barnum & O’Mara, LLC, through its designated agent, Melissa Neier (collectively, the “Reporting Person”).

Ivey, Barnum & O’Mara, LLC is a law firm, whose address is 170 Mason Street, Greenwich, CT  06830.  Melissa Neier is an attorney with the firm.

During the last five years the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

ITEM 4.	Purpose of the Transaction.

The Reporting Person is the Liquidating Agent for Stanwich Financial Services Corp. (“SFSC”), appointed as such by the Bankruptcy Court before which SFSC’s Chapter 11 Proceeding is pending.  As Liquidating Agent, the Reporting Person is authorized to exercise all of the powers of SFSC, in place of and to the exclusion of its officers, directors and stockholders.

On October 31, 2007, SFSC sold 1,546,000 shares of the Common Stock for a price of $0.25 per share (total price of $386,500) in a private transaction, subject to possible increase as described in the next paragraph.  This transaction is referred to herein as the “2007 Sale.”  The shares sold in the 2007 Sale are referred to herein as the “Acquired Block.”  As a result of such sale, the Reporting Person now beneficially owns 105,697 shares of the Common Stock, which constitute 0.6% of the outstanding shares of the Common Stock.

The buyer in the 2007 Sale has agreed to pay SFSC on August 1, 2008, as additional consideration for the Acquired Block, an amount equal to 33.33% of any increase in the value of the shares in the Acquired Block.  Such increase in value per share, if any, will be calculated by subtracting (i) $0.25 from (ii) the average closing price per share of the Common Stock for the 20 trading days preceding August 1, 2008.  Further, if, prior to August 1, 2008, (i) the Issuer is sold, consummates a merger, sale of assets or share exchange, is subject to a restructuring, consummated tender offer or other transaction or event as a consequence of which the holders of the Common Stock are paid a liquidating dividend or receive other securities, cash or assets in exchange for their Common Stock (a “Company Transaction”) or (ii) if such buyer sells any of the shares to an unaffiliated person (a “Buyer Sale”), the buyer is obligated to pay to SFSC an amount equal to 33.33% of any increase in share value above $0.25 per share, based on the per share value reflected or implied in the Company Transaction or the Buyer Sale, as applicable, multiplied by the number of shares from the Acquired Block that are thereby sold or otherwise affected.  To the extent that any shares from the Acquired Block are not sold or affected in a Company Transaction or a Buyer Sale, the buyer is obligated to pay SFSC in accordance with the first two sentences of this paragraph with respect to such shares.

SCHEDULE 13D

CUSIP NO. 761312-10-7

The shares reported herein as sold are also being reported as sold by SFSC in an amendment to its Schedule 13G.

As of the date hereof, the Reporting Person has no plan or proposal which relates to or would result in any of the actions described in Item 4 of Schedule 13D, except that SFSC expects to sell its remaining shares of Common Stock in one or more transactions.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b)                      SFSC owns directly 105,697 shares of the Common Stock, or approximately 0.6% of the outstanding shares of such stock.  As Liquidating Agent, the Reporting Person may be deemed to own beneficially the 105,697 shares of the Common Stock owned by SFSC.  The Reporting Person has no interest in any shares of the Common Stock, other than its indirect interest, as Liquidating Agent, in the shares owned by SFSC.  The Reporting Person has shared voting and dispositive powers with SFSC as to such shares.

As a result of the 2007 Sale, the Reporting Person beneficially owns less than 5% of the outstanding Common Stock.  Accordingly, its filing obligations under SEC Rule 13d with respect to the Common Stock have terminated.

(c)           Except as described in Item 4, above, there were no transactions in the Common Stock by or involving the Reporting Person during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Not applicable.

SCHEDULE 13D

CUSIP NO. 761312-10-7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 5, 2007

IVEY, BARNUM & O’MARA, LLC

By: /s/ Melissa Neier
Melissa Neier, as designated agent